February 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Mr. Peter McPhun
                  Ms. Jennifer Monick

Re:	Dycom Industries, Inc.
Form 10-K for the fiscal year ended January 30, 2021
Filed March 5, 2021
File No. 001-10613

Dear Mr. McPhun and Ms. Monick:

This letter responds to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter, dated January 25, 2022 to H. Andrew DeFerrari, Senior Vice President and Chief Financial Officer of Dycom Industries, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2021, filed with the Commission on March 5, 2021 (the “Form 10-K”).

For ease of reference, the Staff’s comment appears in bold immediately preceding the Company’s response. Page references included below are to those contained in the Form 10-K. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K. The updated disclosure we plan to include in future filings is underlined for convenience in response to the Staff’s comment.

Mr. Peter McPhun
Ms. Jennifer Monick

U.S. Securities and Exchange Commission

Form 10-K for the fiscal year ended January 30, 2021

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies and Estimates

Accounts Receivable, Net, page 51

  We note that your accounts receivable include unbilled accounts receivable. You disclose that unbilled accounts receivable represent amounts for which you have an unconditional right to receive payment, although invoicing is subject to the completion of certain processes or other requirements. You further disclose that such requirements may include the passage of time, completion of other items within a statement of work, or other contractual billing requirements. Please clarify for us what is meant by completion of other items within a statement of work and other contractual billing requirements. Further, please clarify how those processes and requirements are consistent with your determination that you have an unconditional right to receive payment. In your response, please separately quantify the amounts that are subject to only the passage of time, the completion of other items within a statement of work, other contractual billing requirements, and any other specific factor. Please refer to ASC 606-10-45.

RESPONSE: The Company acknowledges the Staff’s comment and notes the following information.

The Company provides specialty contracting services to telecommunications providers and other customers. Where amounts are recorded as unbilled accounts receivable, services have been provided pursuant to contracts with discrete pricing for individual tasks. These services are requested by a customer through the issuance of a statement of work, whereby a customer requests that one or more individual tasks be performed. If more than one individual task is included in a statement of work, performance of individual tasks may occur at different times. The Company has an unconditional right to receive payment for each individual task upon its completion and the right to receive payment for each completed individual task is not subject to the completion of any other individual task. Accordingly, the Company records the right to payment for each completed individual task as unbilled accounts receivable. In the event all of the tasks outlined on a statement of work are not completed, or if a customer were to cancel the remaining portion of a statement of work before the completed individual tasks were invoiced, the Company is entitled to receive payment for each completed individual task at the price for each task set forth in the contract.

The Company’s current disclosure regarding the nature of the unbilled accounts receivable is intended to describe factors that could occur between the completion of the performance obligation and the submission of the invoice to the customer. The phrase “completion of other items within a statement of work” in our disclosure describes the way the Company invoices work performed. For the administrative convenience of the customer, the Company submits an invoice to a customer when all of the tasks referenced on an individual statement of work are completed. The passage of time between the completion of an individual task on a statement of work and the submission of the invoice to the customer does not impact the Company’s right of payment for any completed individual task.

Mr. Peter McPhun
Ms. Jennifer Monick

U.S. Securities and Exchange Commission

The phrase “other contractual billing requirements” used in our disclosure describes the administrative processes through which the Company provides the relevant documentation to our customers in connection with the submission of certain invoice packages, such as copies of permits or work logs. The documentation for a task is completed along with the completion of the task and it does not represent additional performance obligations. This documentation is provided to the customer when the invoice is submitted.

Regarding the Staff’s request to quantify accounts receivable that are unbilled based on different factors, including the passage of time, the completion of other items within a statement of work, other contractual billing requirements, and any other specific factor, please note that, as described above, there are no remaining performance obligations related to unbilled accounts receivable. The only factor resulting in a completed individual task remaining unbilled is the passage of time due to the administrative billing requirements described above. Therefore, the entire unbilled receivables balance is attributable to this one factor.

The Company advises the Staff that in future filings with the Commission it expects to revise its disclosure regarding unbilled accounts receivable in the discussion of significant accounting policies and estimates related to accounts receivable. The Company would make the following revision beginning in its Annual Report on Form 10-K for the fiscal year ended January 29, 2022 (new disclosure underlined):

Notes to the Consolidated Financial Statements

Significant Accounting Policies and Estimates – Accounts Receivable, Net.

Accounts Receivable, Net. We grant credit to our customers, generally without collateral, under normal payment terms (typically 30 to 90 days after invoicing). Generally, invoicing occurs within 45 days after the related services are performed. Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers. Accounts receivable include billed accounts receivable, unbilled accounts receivable, and retainage. The carrying value of such receivables, net of the allowance for doubtful accounts, represents their estimated realizable value. Unbilled accounts receivable represent amounts we have an unconditional right to receive payment for that will be billed at a later date due to administrative requirements in the billing processes specified by our customers. ~~although invoicing is subject to the completion of certain processes or other requirements. Such requirements may include the passage of time, completion of other items within a statement of work, or other contractual billing requirements.~~ Certain of our contracts contain retainage provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. The collectability of retainage is included in our overall assessment of the collectability of accounts receivable. We expect to collect the outstanding balance of current accounts receivable, net (including trade accounts receivable, unbilled accounts receivable, and retainage) within the next 12 months. We estimate our allowance for doubtful accounts by evaluating specific accounts receivable balances based on historical collection trends, the age of outstanding receivables, and the credit worthiness of our customers.

Mr. Peter McPhun
Ms. Jennifer Monick

U.S. Securities and Exchange Commission

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We hope that our letter has addressed the Staff’s comment. If you have any questions or require any additional information with respect to the above, please call the undersigned at (561) 627-7171.

Very truly yours,

/s/ H. Andrew DeFerrari
H. Andrew DeFerrari
Senior Vice President and Chief Financial Officer

cc:       Ryan Urness, General Counsel, Dycom Industries, Inc.

Lona Nallengara, Shearman & Sterling LLP